Exhibit 99.1

Itaú CorpBanca – Announcement to the market

Santiago, Chile, January 20, 2017. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced that on December 20, 2016, Helm LLC filed a lawsuit in the Supreme Court of the State of New York and a Request for Arbitration in the ICC International Court of Arbitration (together the "Lawsuits") against Itaú CorpBanca, alleging certain contractual breaches.
These alleged breaches relate to (i) the Amended and Restated Shareholders Agreement of HB Acquisition S.A.S. (the "ShA"), dated July 31, 2013, and (ii) the Transaction Agreement (the "TA"), dated January 29, 2014, as amended, providing for, among other things, the merger between Itaú Chile S.A. and CorpBanca, which resulted in the creation of Itaú CorpBanca (the "Chilean Merger") and the acquisition by Itaú CorpBanca of certain shares in CorpBanca Colombia (the "TA Shares Acquisition") on or prior to January 29, 2017.
In the lawsuit filed by Helm LLC in the Supreme Court of the State of New York, Helm LLC seeks an injunction in aid of arbitration to block the TA Shares Acquisition, which as disclosed by Itaú CorpBanca in a Material Event Notice released today, has already been postponed by the parties until January 28, 2022.  Itaú CorpBanca believes the Lawsuits are without merit and is taking, and, will take, appropriate steps to respond to allegations set forth in the Lawsuits.

About Itaú CorpBanca
ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into CorpBanca on April 1, 2016. The current ownership structure is: 35.71% owned by Itaú Unibanco, 31.00% owned by CorpGroup and 33.29% owned minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders' agreement to determine aspects related to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The merged bank has become the fourth largest private bank in Chile and will result in a banking platform for future expansion in Latin America, specifically in Chile, Colombia, Peru, and Central America. Itaú CorpBanca is a commercial bank based in Chile with operations also in Colombia and Panama. In addition, Itaú CorpBanca has a branch in New York and a representative office in Madrid. Focused on large and medium companies and in individuals, Itaú CorpBanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia -Banco CorpBanca Colombia and Helm Bank-, becoming the first Chilean bank having banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of November 30, 2016, according to the Chilean Superintendency of Banks, Itaú CorpBanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 11.5% market share.

As of October 31, 2016, according to the Colombian Superintendency of Finance, CorpBanca Colombia was the sixth largest bank in Colombia in terms of total loans and also the sixth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. At the same date, its market share by loans reached 5.6%.

Investor Relations – Itaú CorpBanca
+56 (2) 2660-2555 / IR@corpbanca.cl